# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHEETAH NET SUPPLY CHAIN SERVICE INC., CIK 0001951667
CUSIP: 16307X301
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 8707 RESEARCH DRIVE, 8707 RESEARCH DRIVE, IRVINE, California (CA), 92618
Date of event which requires filing of this statement: 09/17/2026
Amends the filing with accession number 0002107788-26-000008
Filed by CIK 0002107788
Persons authorized to receive notices and communications: Natasha Ovsepyan, 8403 NE 138TH ST, Kirkland, Washington (WA), 98034, 206-412-0554

## Reporting persons
- Takeover Time 2026 LLC (CIK 0002107788): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 1,846,000; shared voting power 0; sole dispositive power 1,846,000; shared dispositive power 0; aggregate amount beneficially owned 1,846,000 (0.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: CHEETAH NET SUPPLY CHAIN SERVICE INC.
Address of issuer's principal executive offices: 8707 RESEARCH DRIVE, 8707 RESEARCH DRIVE, IRVINE, California (CA), 92618

## Item 2. Identity and Background
Name of person filing:
Takeover Time 2026 LLC, a Delaware limited liability company. Natasha Ovsepyan is its sole member and managing member.
Residence or business address: 8403 NE 138TH ST, Kirkland, WA 98034
Present principal occupation or employment:
Takeover Time 2026 LLC is a Delaware limited liability company engaged in securities investment and related investment activities. Natasha Ovsepyan is the sole owner and Managing Member of
Takeover Time 2026 LLC, whose principal business address is provided in Item 2(b).
Criminal convictions in the last five years:
During the last five years, neither Takeover Time 2026 LLC nor Natasha Ovsepyan has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years:
During the last five years, neither Takeover Time 2026 LLC nor Natasha Ovsepyan has been a party to a civil proceeding described in Item 2(e) of Schedule 13D.
Citizenship:
Takeover Time 2026 LLC: Delaware limited liability company. Natasha Ovsepyan: United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person purchased 1,846,000 shares for $84,995.46 using personal funds contributed by its sole member, Natasha Ovsepyan.

## Item 4. Purpose of Transaction
Purpose of transaction:
I am deeply dissatisfied with the Company's recent actions and the substantial dilution imposed on existing shareholders. The issuance of such a significant number of additional shares has materially diluted the ownership percentage of existing shareholders generally, including my own, despite the fact that existing shareholders continue to hold their shares.
This is not simply an issue affecting my individual investment. The Company's actions have affected the ownership position of existing shareholders as a whole, and I believe shareholders deserve transparency regarding the circumstances surrounding these transactions, including the number of shares issued, the recipients or manner of distribution, the consideration received, and the purpose of the transactions.
I am also particularly concerned about the trading activity on September 22, 2026. Publicly available market data reflects that more than 150 million shares traded that day, an extraordinarily high volume compared with approximately 199.8 million Class A shares reported outstanding as of
September 22 on a pre-split basis. Despite this extraordinary trading volume, the share price remained depressed. This raises serious questions about the amount of shares being supplied into the market and whether the available supply substantially exceeded the underlying demand.
Shareholders are not stupid, and we are paying close attention to what has occurred. The extraordinary trading volume, together with the continued depressed share price, warrants scrutiny of the circumstances surrounding that supply. We deserve answers and transparency.
I do not accept the Company's treatment of existing shareholders or the extent of the dilution without scrutiny. I will continue to review the Company's filings, transactions, and trading activity and pursue all lawful avenues available to me as a shareholder.
This isn't over. I will continue to advocate for shareholders and for transparency, accountability and fair treatment. I will also continue to pursue changes to the Company's Board of Directors and management, including seeking the replacement of the current Chief Executive Officer, through lawful shareholder and corporate-governance processes.
I intend to continue pushing for meaningful change and will not stop simply because the
Company's recent actions have changed the ownership structure.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Takeover Time 2026 LLC beneficially owns 1,846,000 shares of th eIssuer's Class A common stock, representing approximately 0.92% of the class based on 199,805,935 shares of Class A common stock issued and outstanding as of September 22, 2026. Natasha Ovsepyan, as the sole owner and managing member of Takeover Time 2026 LLC, may be deemed to beneficially own the same shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Takeover Time 2026 LLC has sole voting and dispositive power over 1,846,000 shares of the
Issuer's Class A common stock. Natasha Ovsepyan, as the LLC's sole member and managing member, exercises control over these shares.
Transactions in the class effected during the past sixty days:
The Reporting Person has not effected any transactions in the Issuer's Class A common stock since the filing of its Schedule 13D on September 21, 2026.
Other persons with the right to receive dividends or sale proceeds:
No person other than the Reporting Person and Natasha Ovsepyan, in her capacity as sole member and managing member of the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
As a result of the increase in the number of shares of Class A common stock outstanding, on
September 22, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent of the class

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as disclosed herein, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

## Signatures
- Takeover Time 2026 LLC: Natasha Ovsepyan, / s / Natasha Ovsepyan / Managing Member (09/25/2026)